

September 3, 2020

Giora Rozensweig
Principal Executive Officer
World Health Energy Holdings, Inc.
1825 NW Corporate Blvd., Suite 110
Boca Raton, FL 33431

> **Re: World Health Energy Holdings, Inc.**
> **Form 8-K/A Filed July 30, 2020**
> **File No. 000-30256**

Dear Ms. Rozensweig:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences